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                           December 6, 2021

       Robert Hershberg, M.D., Ph.D.
       Chief Executive Officer
       HilleVax, Inc.
       75 State Street
       Suite 100 - #9995
       Boston, MA 02109

                                                        Re: HilleVax, Inc.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted November
23, 2021
                                                            CIK No. 0001888012

       Dear Dr. Hershberg:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted November 23, 2021

       HIL-214 clinical data and development plan, page 4

   1. We note your response to prior comment 4. Please also revise to specify the number of adverse events observed
in your clinical trials for infant and adult subjects.
 Robert Hershberg, M.D., Ph.D.
FirstName  LastNameRobert Hershberg, M.D., Ph.D.
HilleVax, Inc.
Comapany6,
December   NameHilleVax,
              2021        Inc.
December
Page 2     6, 2021 Page 2
FirstName LastName
Risk Factors, page 14

2. We note your response to our prior comment 8. While it may not be anticipated for the administrator of the 2022 Plan to exercise its discretion to amend any outstanding stock option or SAR to reduce its price per share, we believe that it would be appropriate to include risk factor disclosure to inform investors of the potential impact and risks from the provision referred to in our prior comment. Please revise accordingly. Dose finding and formulation trials in adults, page 118

3. We note your response to our prior comment 15. Please revise to clarify the type of placebo used, whether the trials were powered for statistical significance, as applicable, and the number of participants who experienced the adverse effects referenced.
Intellectual Property, page 127

4. We note your response to our prior comment 18. Please revise to disclose the number of foreign granted patents and patent applications across the various patent families, as applicable. We also note your disclosure on page 128 of six in-licensed patent families covering VLP compositions and methods of use. To the extent known, please expand your disclosure to provide a more detailed description of the products or technologies to which each patent family relates.
Principal stockholders, page 176

5. We note your response to prior comment 20. Please revise your disclose to clarify who exercises voting or investment control over the shares held by Takeda Vaccines, Inc. If the board of directors of Takeda Pharmaceutical Company Limited exercises such control, please make that clear.
       You may contact Julie Sherman at 202-551-3640 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Cheston J. Larson, Esq.